EMAIL: SFELDMAN@olshanlaw.com

DIRECT DIAL: 212.451.2234

December 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	OS Therapies Incorporated Amendment No. 4 to Registration Statement on Form S-1
File No. 333-271034

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 4 to the Registration Statement on Form S-1 (this “Amendment”) for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in Amendment No. 4 to the Registration Statement as filed therewith.

We wish to inform the staff of the SEC of the following principal changes reflected in this Amendment from the previous amendment filed on May 22, 2023:

●	the inclusion of the Company’s unaudited financial statements as of and for the nine months ended September 30, 2023, and related financial data and MD&A disclosure;

●	updated disclosure with regard to the full enrollment of patients in the Company’s Phase IIb clinical trial;

●	replacing in most instances the term “new drug application (NDA)” with “biologics license application (BLA),” except where both terms are used together. The Company’s review division at the FDA is the Center for Biologics Evaluation and Research; and

●	description of the Company’s private placement “bridge” financing transactions during the last three months, and the inclusion of the investors in such transactions as selling stockholders in the alternate prospectus.

This Amendment does not reflect any changes in the securities to be offered or the terms of the offering. There were no outstanding comments from the staff following the Company’s last amendment.

As we have previously advised the staff, the Company and the underwriters have a strong interest in completing this offering during the week of January 15, 2024, and respectfully request the staff to review this Amendment in order to accommodate this timing. The Company believes the NYSE American is in a position to approve the Company’s application to list its common stock for trading on the NYSE American pending the filing of this Amendment.

December 22, 2023

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 4 to the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Dakota J. Forsyth of our office (tel.: (212) 451-2247), or Paul A. Romness, the Company’s Chief Executive Officer (tel.: (703) 541-9811).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Paul A. Romness